December 7, 1999


CNF Transportation Inc.
3240 Hillview Avenue
Palo Alto, California 94304

Gentlemen:

       At your request, I have examined the
Registration Statement on Form S-8 executed by you on December 7, 1999 and to be filed with the Securities and Exchange Commission on or about
December 8, 1999 in connection with the registration under the Securities Act of 1933, as amended, of (i) an aggregate of 8,000,000 shares of your common stock
("Common Stock") issuable pursuant to the CNF Transportation Inc. Amended and Restated Equity Incentive Plan for
Non-Employee Directors, the CNF Transportation Inc.
Thrift and Stock Plan, and the EWW Savings Plan, and (ii) such indeterminable amount of interests (the "Interests")in the Plans as may be purchased with contributions under the Plans. The Company's Amended and Restated Equity Incentive Plan for Non-Employee Directors and Thrift and Stock Plan, together with the EWW Savings Plan, are referred to collectively as the "Plans" and individually as a "Plan."

       As your counsel in connection with the
Registration Statement, I have examined the proceedings taken by you in connection with the adoption of the Plans and the authorization of the issuance of shares of Common Stock under the Plans
(the "Plan Shares") and such documents as I have deemed necessary to render this opinion.

       Based upon the foregoing, it is my opinion that (i) the Plan Shares, when issued and outstanding pursuant to the terms of the applicable Plan, will be validly issued, fully paid and nonassessable shares of Common Stock, and (ii) the Interests, to the extent such Interests vest to the benefit of the participants in the applicable Plan, will have been duly and validly authorized and will be valid Interests.

       I consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gary S. Cullen
Gary S. Cullen
Deputy General Counsel
CNF Transportation Inc.